SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Civitas Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17888H103
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17888H103	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,644,497
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,644,497
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,644,497
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.79%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17888H103	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $0.01 per share (the "Shares"), of Civitas Resources, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 410 17th Street, Suite 1400, Denver, Colorado 80202.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed on behalf of Kimmeridge Energy Management Company, LLC (the "Reporting Person"), a Delaware limited liability company, which is the investment adviser to the parent company of Kimmeridge Chelsea, LLC (the "Kimmeridge Fund"). The Reporting Person is managed by a board of managers consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin and Alexander Inkster (each such manager, a "Kimmeridge Principal", and collectively, the "Kimmeridge Principals"). Benjamin Dell is the Managing Member of the Reporting Person.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)-(c)	The address of the business office of the Reporting Person and the Kimmeridge Principals is 412 West 15th Street - 11th Floor, New York, New York 10011. The principal business of the Reporting Person is to serve as the investment adviser to the parent company of the Kimmeridge Fund as well as other affiliated funds.

(d)-(e)	During the last five (5) years, neither the Reporting Person nor any Kimmeridge Principal has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Delaware limited liability company. Benjamin Dell and Noam Lockshin are citizens of the United States. Henry Makansi is a citizen of the Netherlands. Neil McMahon and Alexander Inkster are citizens of the United Kingdom.

CUSIP No. 17888H103	SCHEDULE 13D	Page 4 of 7 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Kimmeridge Fund acquired the Shares reported in this Schedule 13D pursuant to the Extraction Merger Agreement (as defined in Item 4), as more fully described in Item 4.

Item 4.	PURPOSE OF TRANSACTION

On November 1, 2021, the Issuer completed its previously announced "merger of equals" with Extraction Oil & Gas, Inc., a Delaware corporation ("Extraction"), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 9, 2021, by and among the Issuer, Raptor Eagle Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Raptor Eagle Merger Sub"), and Extraction (as amended, the "Extraction Merger Agreement"). Upon consummation of the Extraction Merger (as defined below), the Issuer changed its name from "Bonanza Creek Energy, Inc." to "Civitas Resources, Inc." Pursuant to the Extraction Merger Agreement, at the effective time of the Extraction Merger (the "Extraction Merger Effective Time"), (i) Raptor Eagle Merger Sub merged with and into Extraction (the "Extraction Merger"), with Extraction continuing its existence as the surviving corporation as a wholly owned subsidiary of the Issuer following the Extraction Merger, (ii) each share of common stock, par value $0.01 per share, of Extraction (the "Extraction Shares") issued and outstanding as of immediately prior to the Extraction Merger Effective Time was converted into the right to receive 1.1711 Shares for each of Extraction Share, with cash paid in lieu of the issuance of fractional shares, if any, and (iii) each holder of Extraction Shares received a total dividend equalization payment, as part of the Extraction Merger consideration, of approximately 0.017225678 Shares per Extraction Share related to the Issuer's June 30, 2021 and September 30, 2021 dividends, with cash paid in lieu of the issuance of fractional shares, if any. Upon the Extraction Merger Effective Time, the Kimmeridge Fund received 11,644,497 Shares in exchange for 9,799,080 Extraction Shares held by the Kimmeridge Fund.

The foregoing description of the Extraction Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Extraction Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the "SEC") on November 3, 2021 (the "Merger 8-K").

Concurrently with the execution and delivery of the Extraction Merger Agreement, the Issuer and the Kimmeridge Fund, entered into a Registration Rights Agreement (the "Registration Rights Agreement"), which became effective at the Extraction Merger Effective Time. Pursuant to the terms of the Registration Rights Agreement, among other things and subject to certain

CUSIP No. 17888H103	SCHEDULE 13D	Page 5 of 7 Pages

restrictions, the Issuer is required to file with the SEC a registration statement on Form S-3 registering for resale the Shares issuable to the Kimmeridge Fund upon consummation of the Extraction Merger and to conduct one underwritten offering or facilitate one block trade upon the request of the Kimmeridge Fund. The Registration Rights Agreement also provides the Kimmeridge Fund with customary piggyback registration rights.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is attached to the Merger 8-K as Exhibit 10.6, and is incorporated herein by reference as Exhibit A.

As of the Extraction Merger Effective Time, Benjamin Dell was appointed as chairman of the Issuer's Board of Directors.

The Reporting Person intends to communicate with the Issuer's management and Board about a broad range of operational and strategic matters including, among other things, potential changes in the Issuer's operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

The Reporting Person intends to review the Kimmeridge Fund's investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease the Kimmeridge Fund's position in the Issuer through, among other things, the purchase or sale of the Shares and/or other equity, debt, derivative securities or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Shares or other Securities without affecting the Reporting Person's beneficial ownership of the Shares or other Securities.

CUSIP No. 17888H103	SCHEDULE 13D	Page 6 of 7 Pages

In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Person. The Issuer informed the Reporting Person that as of the Extraction Merger Effective Time there were 84,456,352 Shares outstanding. The percentages used in this Schedule 13D are calculated based upon such number of Shares outstanding.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 4, no transactions in the Shares have been effected by the Reporting Person during the past sixty (60) days.

(d)	No person other than the Reporting Person and the Kimmeridge Fund is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Kimmeridge Fund. The Kimmeridge Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Person and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Registration Rights Agreement dated as of May 9, 2021, by and between the Issuer and the Kimmeridge Fund (incorporated herein by reference to Exhibit 10.6 of the Issuer’s Form 8-K filed with the SEC on November 3, 2021).

CUSIP No. 17888H103	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 6, 2021

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Benjamin Dell
Name:	Benjamin Dell
Title:	Managing Member